May 19, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey P. Riedler

Re:	Baxalta Incorporated (the “Company”)
Amendment No. 2 to Registration Statement on Form 10-12B
Filed April 10, 2014
File Number 001-36782

Dear Mr. Riedler:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received by letter dated April 28, 2015, relating to the Company’s Registration Statement on Form 10-12B (the “Form 10”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Form 10 with an updated Information Statement (the “Information Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. Capitalized terms not defined herein have the meaning given to them in the Information Statement included as Exhibit 99.1 to the Form 10.

Exhibit 99.1, Information Statement

Potential indemnification liabilities to Baxter pursuant to the separation agreement…, page 31

1.	We acknowledge your response to prior comment 3, including the filing of a Separation and Distribution Agreement as Exhibit 2.1. We further note that the disclosure regarding this agreement provided in the section entitled “The Separation and Distribution Agreement” on pages 117-119 has not been updated with this amendment to reflect the filing of the actual agreement and any differences, if any, there may have been between what you expected the agreement terms to be and its actual terms. Please revise to update your disclosure as necessary.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the section entitled “The Separation and Distribution Agreement” reflects the actual terms of that agreement as filed with the Commission, and the material terms as described in that section are consistent with the terms the Company had expected and described in previous versions of the Information Statement. A revised version of the form of Separation and Distribution Agreement has been filed as Exhibit 2.1, and the Company has made certain revisions to the Information Statement to reflect the updated terms of this revised version, including in particular to the sections entitled “Questions and Answers about the Separation and Distribution – What are the conditions to the distribution?” and “The Separation and Distribution – Conditions to the Distribution.”

Jeffrey P. Riedler

Securities and Exchange Commission

2.	Please update your risk factor disclosure on page 31 to discuss the indemnity carve-outs for Baxalta’s directors, officers, employees and agents.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated its risk factor disclosure on page 31 of the Information Statement to discuss indemnity carve-outs for Baxalta’s directors, officers, employees and agents.

Potential indemnification liabilities to Baxter pursuant to the separation agreement…, page 30

3.	We note that the risk factor referenced above refers readers to “Certain Relationships and Related Person Transactions—Agreements with Baxter—The Separation Agreement” for additional details regarding the scope of Baxalta’s indemnification obligations. This section does not appear to exist in your amended information statement. If you intended to reference “The Separation and Distribution Agreement” on page 117, please revise to do so. Otherwise, please amend to add this additional disclosure.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its cross-reference on page 31 of the Information Statement.

Other Comments

4.	We note that multiple prior comments remain outstanding from previous comment letters. Please be advised that we will not be in a position to take this registration statement effective until those comments have been cleared.

Company Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes that the Form 10 is responsive to the Staff’s prior comments. In particular:

•	In response to the Staff’s prior comment number 2 in the Staff’s letter of February 12, 2015 and comment number 2 in the Staff’s letter of January 9, 2015, the Company has updated its Q&A disclosure on page 6 of the Information Statement to include the reasons for the distribution of cash from Baxalta to Baxter and to provide additional information regarding the source of cash for the distribution.

•	In response to the Staff’s prior comment number 4 in the Staff’s letter of February 12, 2015 and comment number 11 in the Staff’s letter of January 9, 2015, the Company has updated its disclosure in the Information Statement to reflect the nature of the anticipated pre-distribution financing arrangements and the expected use of funds related thereto, including in the “Risk Factors” section on page 34 and in the “Description of Material Indebtedness” section on page 146.

•	In response to the Staff’s prior comment number 5 in the Staff’s letter of February 12, 2015, the Company respectfully advises the Staff that it has filed all required exhibits with Amendment No. 3 to the Form 10.

Jeffrey P. Riedler

Securities and Exchange Commission

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-4310, David Scharf at (224) 948-3440, or Stephanie Miller at (224) 948-3216.

Sincerely,

/s/ Robert J. Hombach
Robert J. Hombach Corporate Vice President and Chief Financial Officer